EXHIBIT 77C
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

By unanimous written consent of the Shareholders of DF Dent Premier Growth Fund (the "Fund"), a series of Forum Funds (the "Trust"), on July 13, 2001 the Fund's Investment Advisory Agreement ("Agreement") between the Trust and D.F. Dent and Company, Inc. was approved. Forum Financial Group, LLC, the sole initial shareholder, consented to approve the Agreement.